

SECURI[illegible] [illegible]SSION

12061767

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SEC FILE NUMBER
~~8-12645~~ 46433

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GBS Retirement Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Two Pierce Place
(No. and Street)

Itasca	**IL**	**60143**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Marren **(630) 694-5174**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

155 North Wacker Drive	**Chicago**		**60606**
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 0 2012
REGISTRATIONS BRANCH
09

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Diana F. Butts**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of GBS Retirement Services, Inc. as of December 31, 2011, are correct and true. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


NOTARIAL SEAL
STATE OF OHIO

Candace Clendenen
Notary Public, State of Ohio
My Commission Expires 12-16-2014

Signature

President

Title

Candace Clendenen

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☒ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

GBS Retirement Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents

1201-1320729

Report of Independent Registered Public Accounting Firm

The Board of Directors
Arthur J. Gallagher & Co.

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company), a wholly owned subsidiary of Arthur J. Gallagher & Co., as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Retirement Services, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial

statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 27, 2012

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 18,994,416
Investments, at fair value	155,080
Interest receivable	288
Fees receivables	531,095
Accounts receivable – affiliates	1,619,638
Deferred income tax receivable due from Arthur J. Gallagher & Co.	16,712
Fixed assets – at cost, less accumulated depreciation of $ 12,510	4,112
	$ 21,321,341
Liabilities and stockholder's equity	
Accounts payable – affiliates	$ 13,719,676
Income taxes payable to Arthur J. Gallagher & Co.	20,793
Other liabilities	46,847
	13,787,316
Stockholder's equity:	
Common stock, $1 par value – authorized, issued, and outstanding – 1,000 shares (owned by Arthur J. Gallagher & Co.)	1,000
Capital in excess of par value	626,067
Retained earnings	6,906,958
	7,534,025
	$ 21,321,341

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Income

Year Ended December 31, 2011

Revenues	
Commissions	$ 9,245,174
Fees	2,972,425
Investment income	2,352
Change in unrealized gain on investments	774
Realized loss on investments	(801)
	12,219,924
Expenses	
Professional fees	8,307,952
Salaries and employee benefits	735,658
Other operating expenses	2,266,980
Total expenses	11,310,590
Income before income taxes	909,334
Income tax expense:	
Current	397,814
Deferred	(21,698)
	376,116
Net income	$ 533,218

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2011

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 2011	$ 1,000	$ 580,729	$ 6,429,268	$ 7,010,997
Dividend to Arthur J. Gallagher & Co.	–	–	(55,528)	(55,528)
Capital contribution from Arthur J. Gallagher & Co.	–	45,338	–	45,338
Net income	–	–	533,218	533,218
Balance at December 31, 2011	$ 1,000	$ 626,067	$ 6,906,958	$ 7,534,025

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2011

Operating activities	
Net income	$ 533,218
Adjustments to reconcile net income to net cash used in operating activities:	
Change in unrealized gain on investments	774
Realized loss on investments	(801)
Deferred income tax provision	(21,698)
Depreciation	1,080
Net cash flows from investments	78,217
Change in fee receivables	(105,449)
Change in amounts due to/from affiliates	(2,522,727)
Change in other liabilities	45,116
Change in interest receivable	111
Change in income taxes receivable/payable to Arthur J. Gallagher & Co.	861,904
Net cash used in operating activities	(1,130,255)
Investing activities	
Purchases of fixed assets	(4,223)
Net cash used in investing activities	(4,223)
Net decrease in cash and cash equivalents	(1,134,479)
Cash and cash equivalents at beginning of year	20,128,895
Cash and cash equivalents at end of year	$ 18,994,416

See notes to financial statements.

GBS Retirement Services, Inc.

Notes to Financial Statements

December 31, 2011

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993 and is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). The Company is a broker, consultant, and Financial Industry Regulatory Authority (FINRA) registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. Approximately 42% of the Company's commission revenue was collectively received from four insurance carriers.

The Company has a Marketing and Services Agreement (the Agreement) with NFP Securities, Inc. (NFP). Under the terms of the Agreement, employees of Gallagher that were registered representatives of the Company are now registered representatives of NFP. These representatives have access to products, materials, and services offered by NFP. In return, the Company pays NFP a percentage of its dealer commissions recorded as a reduction in commission revenues.

In the preparation of the Company's financial statements as of December 31, 2011, management evaluated all material subsequent events or transactions that occurred after the balance sheet date through February 27, 2012, the date on which the financial statements were available to be issued, for potential recognition in its financial statements and/or disclosure in the notes thereto.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2011, the Company had all of its cash and cash equivalents invested at two financial institutions.

1. Summary of Significant Accounting Policies (continued)

Investments

Investments consisting of fixed-maturity U.S. government agency securities and U.S. government mortgage-backed securities, are recorded at fair value, and are classified as trading. Changes in fair value on fixed maturities are included as revenue in the statement of income. Fair value is determined using independent pricing sources.

Revenue Recognition

Commissions paid directly by insurance and mutual fund companies are recognized as income when the commissions are received by the Company. Fee revenues generated by the Company represent fees earned for consulting work and other retirement project.

Professional Fees

Professional fees represent services provided by Gallagher Benefit Services, Inc. (GBS), another wholly owned subsidiary of Gallagher, for consulting and client relationship services. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company.

Fixed Assets

Furniture and equipment with a cost of $16,622 are depreciated using the straight-line method based on estimated useful lives.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

2. Income Taxes

Significant components of the income tax expense in 2011 include the following:

Federal:	
Current	$ 346,628
Deferred	(17,527)
	329,101
State and local:	
Current	51,186
Deferred	(4,171)
	47,015
	$ 376,116

At December 31, 2011, the Company's net deferred income tax asset is attributable to differences in deferred compensation, unearned fees and depreciable assets. During 2011, there was no valuation allowance or change in the valuation allowance. The effective tax rate is greater than the combined statutory rate of 40%, due principally to permanent differences and prior-year adjustments. The Company paid $421,559 in income taxes to Gallagher in 2011.

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2011. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2011 the Company had no accrued interest and penalties related to unrecognized tax benefits.

The Company is included in the consolidated federal income tax return of Gallagher and is also included in certain combined state tax returns, which include other members of the Gallagher consolidated group. The Gallagher consolidated group has been audited by the Internal Revenue Service (IRS) through calendar year 2008 and has been contacted by the IRS to begin audits on 2009 and 2010. Gallagher's combined state tax returns also have a number of ongoing audits.

3. Fair Value

When available, the Company generally uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a quoted market price is not available, the Company will make use of acceptable practical expedients (such as matrix pricing) to estimate fair value, in which case the items are classified in Level 2.

All of the Company's investments in U.S. government agency and U.S. government mortgage-backed securities, with a fair value of $155,080 are classified as Level 2.

4. Related-Party Transactions

Certain operating expenses are allocated directly by Gallagher to the Company based on employee headcount, salary, and revenue ratios. The allocated expenses are classified as salaries and employee benefits and other operating expenses on the Company's statement of income.

Expenses allocated to the Company in 2011 were as follows:

Business insurance premiums	$ 81,991
Accounting and management services	421,969
Management and employee leasing fee	1,019,337
Other allocated expenses	60,194
	$ 1,583,491
Employee group insurance and various payroll tax-related items	$ 94,540

Employee group insurance and various payroll tax-related items include expenses related to retirement plans. Although the bases of allocation of the various expenses are considered reasonable, other allocation bases could produce different results.

During 2011, the Company paid dividends to Gallagher totaling $55,528. This amount represents the allocation of other costs and income from Gallagher netted against stock option costs, which will not be reimbursed.

5. Commitments

The Company intends to continue to make periodic distributions to Gallagher while maintaining net capital in excess of its required amount.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company has net capital (as defined under Rule 15c3-1) of $5,323,530 and a net capital requirement of $919,154 producing an aggregate indebtedness to a net capital ratio of 2.59 to 1.

Supplemental Information

Schedule I

GBS Retirement Services, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2011

Net capital	
Stockholder's equity	$ 7,534,025
Less non-allowable assets*	2,171,845
Less haircuts on securities**	38,650
Net capital	$ 5,323,530
Required net capital (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 919,154
Excess net capital	$ 4,404,376
Aggregate indebtedness	
Accounts payable, income taxes payable and other liabilities	$ 13,787,316
Ratio of aggregate indebtedness to net capital	2.59
Non-allowable assets*:	
Interest receivable	$ 288
Fees receivable	531,095
Accounts receivable – affiliates	1,619,638
Net fixed assets	4,112
Deferred income tax receivable due from Arthur J. Gallagher & Co.	16,712
	$ 2,171,845
Haircuts on trading and investment securities**:	
Exempted securities	$ 7,115
Other securities	31,535
	$ 38,650

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended unaudited FOCUS report, Part IIA, as of December 31, 2011.

Schedule II

GBS Retirement Services, Inc.

Statement Regarding Rule 15c3-3

December 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Arthur J. Gallagher & Co.

In planning and performing our audit of the financial statements of GBS Retirement Services, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2012